SCHEDULE F

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares which were effectuated by the Reporting Person for the benefit of the Cevian Funds since the filing of Amendment No. 7. Unless otherwise noted, such transactions were effectuated in the open market through a broker.

Trade Date	Ordinary Shares Purchased (Sold)	Price ($)*
2026-06-25	983,953	15.27
2026-06-26	450,000	15.16
2026-06-29	300,000	15.21
2026-06-30	600,000	14.78
2026-07-02	438,053	14.69
2026-07-03	139,127	14.97
2026-07-06	114,735	14.96
2026-07-08	435,496	14.98
2026-07-09	255,916	14.86
2026-07-10	1,551	15.06
2026-07-14	1,600,000	14.85
2026-07-15	355,371	14.98
2026-07-21	634,030	14.99
2026-07-22	800,000	14.99
2026-07-23	897,263	14.86
2026-07-24	369,423	14.92

* Excluding commissions, SEC fees, etc. (rounded to nearest cent). The Ordinary Shares were purchased using British Pounds. For purposes of this Schedule 13D, a conversion rate of USD $1.33280 for each GBP 1.00 was used.